SCHEDULE 13G

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Preview Travel, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                  7413-7R-10-1
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                                 (CUSIP Number)

                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7413-7R-10-1
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    1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only):

         MediaOne Interactive Services, Inc.(f/k/a US West Interactive Services, Inc.)
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    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [  ]
         (b) [  ]
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    3)   SEC Use Only
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    4)   Citizenship or Place of Organization:

         Colorado
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Number of
Shares          (5)  Sole Voting Power:                               932,540
Beneficially   -----------------------------------------------------------------
Owned by        (6)  Shared Voting Power:                                   0
Each           -----------------------------------------------------------------
Reporting       (7)  Sole Dispositive Power:                          932,540
Person With    -----------------------------------------------------------------
                (8)  Shared Dispositive Power:                              0
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     9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

         932,540
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     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  [  ]
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     11) Percent of Class Represented by Amount in Row (9): 6.8%
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     12) Type of Reporting Person (See Instructions):

         CO
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
ITEM 1(a).    Name of Issuer:
              Preview Travel, Inc.

ITEM 1(b).    Address of Issuer's Principal Executive Offices:
              747 Front Street, San Francisco, California  94111

ITEM 2(a).    Name of Person Filing:
              MediaOne Interactive Services, Inc. (f/k/a US West Interactive Services, Inc.)

ITEM 2(b).    Address of Principal Business Office:
              9000 East Nichols Avenue, Suite 100, Englewood, Colorado 80112

ITEM 2(c).    Citizenship:
              Colorado

ITEM 2(d).    Title of Class of Securities:
              Common Stock, par value $.001 per share

ITEM 2(e).    CUSIP Number:
              7413-7R-10-1

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer  registered  under section 15 of the Act.

              (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

              (c) [ ] Insurance  company as defined in Section  3(a)(19) of the
                      Act.

              (d) [ ] Investment  company  registered under Section 8 of the
                      Investment Company Act of 1940.

              (e) [ ] An  investment  adviser  in  accordance  with  Rule
                      13d-1(b)(1)(ii)(E).

              (f) [ ] An  employee  benefit  plan  or  endowment  fund  in accordance with Rule 13d-1(b)(1)(ii)(F).

              (g) [ ] A  parent  holding  company  or  control  person  in accordance with Rule 13d-1(b)(1)(ii)(G).

              (h) [ ] A savings association as defined  in Section  3(b) of  the
                      Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded from the  definition of  an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

ITEM 4.  Ownership:

         (a)  Amount Beneficially Owned:
              932,540

         (b)  Percent of Class:
              6.8%

         (c)  Number of shares as to which such person has:
              (i)   sole power to vote or to direct the vote:            932,540
              (ii)  shared power to vote or to direct the vote:                0
              (iii) sole power to dispose or to direct the disposition
                    of:                                                  932,540
              (iv)  shared power to dispose or to direct the disposition of:   0

ITEM 5.  Ownership of Five Percent or Less of a Class:
         This item is not applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person:
         This item is not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
         This item is not applicable.

ITEM 8.  Identification and Classification of Members of the Group:
         This item is not applicable.

ITEM 9.  Notice of Dissolution of Group:
         This item is not applicable.

ITEM 10. Certifications:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 12, 1999

                                             MEDIAONE INTERACTIVE SERVICES, INC.


                                             /s/ Thomas A. Cullen
                                             -----------------------------------
                                             Thomas A. Cullen
                                             President